

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

June 1, 2018

<u>Via E-mail</u>
Mr. Thomas R. Shoaf
Chief Financial Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, Texas 78257

   Re: NuStar Energy L.P.
     Form 10-K for the Fiscal Year ended December 31, 2017
     Filed February 28, 2018
     File No. 1-16417

Dear Mr. Shoaf:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director
       Office of Natural Resources